

September 25, 2020

Geoffrey F. DeMartino
Chief Financial Officer
Hub Group, Inc.
2000 Clearwater Drive
Oak Brook, Illinois 60523

Re: Hub Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
File No. 000-27754

Dear Mr. DeMartino:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin Beth